FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary shares at a price of £12.34 per Ordinary share on 8 October 2009 through the Company's ShareReward Plan ("the Plan") which the under-mentioned persons entered on 5 October 2001:

Mr A P Witty	Acquisition of 23 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr J S Heslop	Acqu isition of 23 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr S M Bicknell	A cq u isition of 23 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr E J Gray	Acquisition of 23 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr S A Hussain	Acquisition of 3 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr D Learmouth	Acquisition of 23 Ordinary shares under the Dividend Reinvestment element of the Plan
Dr D Pulman	Acquisition of 9 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr D S Redfern	Acquisi t ion of 23 Ordinary shares under the Dividend Reinvestment element of the Plan
Ms C Thomas	Acquisit ion of 23 Ordinary shares under the Dividend Reinvestment element of the Plan

The Company and the above-mentioned persons were advise
d of this information on

12 October
 2009
.

This notification relates to a transaction notified in accordance with

Disclosure
 and Transparency
 R
ule 3.1.4R(1)(a)
.

V A Whyte
Deputy Company Secretary
12 October
 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 28, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc